Document Security Systems, Inc.

200 Canal View Boulevard, Suite 104

Rochester, NY 14623

January 18, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Ms. Sherry Haywood

	Re:	Document Security Systems, Inc.
Registration Statement on Form S-1
Filed November 4, 2020
File No. 333-249857

Ladies and Gentlemen:

On January 14, 2021, Document Security Systems, Inc. (the “Company”) submitted a request pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, to accelerate the effectiveness of the above-referenced Registration Statement so that such Registration Statement would become effective as of 4:00 p.m. Eastern time, Friday, January 15, 2020, or as soon thereafter or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

The Company hereby WITHDRAWS that request and requests that acceleration of effectiveness of the Registration Statement not occur until the Company and the representative of the underwriters submit new requests for acceleration at a time to be determined.

Very truly yours,

DOCUMENT SECURITY SYSTEMS, INC.

By:	/s/ Frank D. Heuszel
Frank D. Heuszel
Chief Executive Officer